Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
(dollars in thousands)	July 1, 2017	July 2, 2016 (2)	June 27, 2015	June 28, 2014	June 29, 2013
Earnings before income taxes	$1,766,230	$1,433,007	$1,008,147	$1,475,624	$1,547,455
Add: Fixed charges	348,619	339,358	281,756	147,922	153,840
Subtract: Capitalized interest	2,038	2,032	866	1,097	4,242
Total	$2,112,811	$1,770,333	$1,289,037	$1,622,449	$1,697,053

Fixed Charges:
Interest expense	$302,878	$306,146	$254,807	$123,741	$128,495
Capitalized interest	2,038	2,032	866	1,097	4,242
Rent expense interest factor	43,703	31,180	26,083	23,084	21,103
Total	$348,619	$339,358	$281,756	$147,922	$153,840

Ratio of earnings to fixed charges (1)	6.1	5.2	4.6	11.0	11.0

(1) For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized). “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.

(2) The fiscal year ended July 2, 2016 was a 53-week year.